GREEN BRIDGE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024
TOGETHER WITH
INDEPENDENT AUDITOR'S REPORT

GREEN BRIDGE CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2025 AND 2024

Page (s)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Management
Green Bridge Corporation:

Opinion

We have audited the accompanying consolidated financial statements of Green Bridge Corporation ("the Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Green Bridge Corporation as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated financial statements section of our report. We are required to be independent of Green Bridge Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion .

Emphasis of Matter – Restatement of Previously Issued Financial Statements

As discussed in Note 13 to the financial statements, subsequent to the issuance of the Company's previously issued financial statements for the year ended December 31, 2025 and our report thereon, management identified certain matters related to the Company's stock-based compensation arrangements and capital structure that had not been appropriately reflected in the previously issued financial statements. The accompanying financial statements have been restated to recognize stock-based compensation expense and to reflect the related changes to the Company's equity disclosures. Our opinion is not modified with respect to this matter.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Green Bridge Corporation's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Green Bridge Corporation's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Green Bridge Corporation's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Signed by:
Roy & Associates, CPA P.C.
3A687A036A154DD...

Roy & Associates, CPA P.C.
Firm License Number 9775
Fremont, California
July 13, 2026 (Except for Note 8 and Note 13 which is dated September 24, 2026)

GREEN BRIDGE CORPORATION
BALANCE SHEETS
DECEMBER 31, 2025 AND 2024
(in U.S. Dollars)

	2025	2024
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 242,796	$ 1,261,043
Accounts receivable	1,400	105,000
Advances	-	68,100
Total current assets	244,196	1,434,143
OTHER ASSETS		
Investments in companies	100,909	135,254
Investments in SAFE	200,000	200,000
Other assets	20,000	40,000
Total other assets	320,909	375,254
NON CURRENT ASSETS		
Equipment - net	509,710	-
	$ 1,074,815	$ 1,809,397
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Payroll liabilities	$ -	$ 948
Other payable	23,519	7,266
Accounts payable	10,659	-
Accrued interest	4,742	-
Taxes payable	-	180,000
Contract liabilities	-	174,859
Total current liabilities	38,920	363,073
NON CURRENT LIABILITIES		
Loan term debt	484,080	-
Shareholders loan	411,500	-
Total long-term liabilities	895,580	-
Total liabilities	934,500	363,073
EQUITY		
Common stock	149	-
Additional paid in capital	1,915,687	878,110
(Accumulated deficit)/ Retained earnings	(1,775,521)	568,214
Total equity	140,315	1,446,324
	$ 1,074,815	$ 1,809,397

The accompanying notes are an integral part of these financial statements.

GREEN BRIDGE CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(in U.S. Dollars)

	2025	2024
REVENUES	$ 1,508,522	$ 5,626,651
COST OF SERVICES	234,656	1,170,290
GROSS PROFIT	1,273,866	4,456,361
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	3,572,854	3,450,990
NET (LOSS)/PROFIT FROM OPERATIONS	(2,298,988)	1,005,371
OTHER EXPENSES		
Losses on investments	(34,345)	(285,991)
Depreciation	(10,402)	-
Total other expenses	(44,747)	(285,991)
NET (LOSS)/PROFIT BEFORE INCOME TAX PROVISION	(2,343,735)	719,380
INCOME TAX PROVISION	-	180,000
NET (LOSS)/PROFIT	$ (2,343,735)	$ 539,380

The accompanying notes are an integral part of these financial statements.

GREEN BRIDGE CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(in U.S. Dollars)

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)/profit	$ (2,343,735)	$ 539,380
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	10,402	-
(Increase) decrease in operating assets		
Accounts receivable	103,600	(105,000)
Advances	68,100	53,725
Other receivables	-	30,037
Other assets	20,000	(20,000)
Investment in companies	34,345	32,052
Increase (decrease) in operating liabilities		
Accounts payable	10,659	-
Payroll Liabilities	(948)	(840)
Contract liabilities	(174,859)	(893,946)
Other payable	16,253	(21,102)
Accrued interest	4,742	-
Taxes payable	(180,000)	180,000
Net cash flow from operating activities	(2,431,441)	(205,694)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(520,112)	-
Net cash flow from investing activities	(520,112)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid in capital	1,037,726	228,110
Loan term debt	484,080	-
Shareholders loan	411,500	-
Net cash flow from financing activities	1,933,306	228,110
NET CHANGES IN CASH AND CASH EQUIVALENTS	(1,018,247)	22,416
CASH AND CASH EQUIVALENTS - BEGINNING	1,261,043	1,238,627
CASH AND CASH EQUIVALENTS - END	$ 242,796	$ 1,261,043
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 18,791	$ 2,936
Income taxes - state	$ 25,000	$ 1,500

The accompanying notes are an integral part of these financial statements.

GREEN BRIDGE CORPORATION
STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(in U.S. Dollars)

	Common stock*	Additional paid-in capital	Retained earnings/ Accumulated deficit	Total
Balance at January 1, 2024	$ -	$ 650,000	$ 28,834	$ 678,834
Additional Capital	-	228,110	-	228,110
Net income	-	-	539,380	539,380
Balance at January 1, 2025	$ -	$ 878,110	$ 568,214	$ 1,446,324
Reclassification upon establishment of $0.001 par value	149	(149)	-	-
Stock-based compensation	-	1,037,726	-	1,037,726
Net loss	-	-	(2,343,735)	(2,343,735)
Balance at December 31, 2025	$ 149	$ 1,915,687	$ (1,775,521)	$ 140,315

**Refer Note 8*

The accompanying notes are an integral part of these financial statements.

GREEN BRIDGE CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
(in U.S. Dollars)

1. ORGANIZATION AND INDUSTRY

Green Bridge Corporation ("the Company") is a corporation organized under the laws of the State of Delaware with its registered office located at 251 Little Falls Drive, Wilmington, Delaware. The Company is into project development related to power projects in the distributed generation sector.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and the fiscal year ends on December 31. The Company has a wholly owned subsidiary Green Bridge Energy LLC that was formed in December 2023 and is consolidated to these financial statements. Intercompany balances/transactions (if any) were eliminated at the time of consolidation.

Cash and cash equivalents

Cash and Cash Equivalents reported on the statement of cash flows include all cash amounts and liquid investments maturing in three months or less. Cash and Cash Equivalents as of December 31, 2025 and 2024 were comprised of general operating accounts.

Income and deferred taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is subject to examination by U.S. federal and state taxing jurisdictions; however, there are currently no audits for any open tax years.

Property and equipment

Fixed assets are stated at cost. The Company provides for depreciation by the straight-line method over the estimated· useful lives of the principal classes of property and equipment. Company's fixed assets have depreciation of $10,402 as of December 31, 2025 and nil as of 2024. Repairs and maintenance are expensed as incurred.

Advertising cost

Advertising costs, which are included in the statement of income, are expensed as incurred. Advertising expense amounted to $0 for the years ended December 31, 2025 and 2024.

Revenue recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenue is recognized when control of the promised goods or services is transferred to customers, reflecting the expected consideration for those goods or services. The Company generates revenue through the sale and management of solar energy projects. Upon full development of the projects, subscribers receive credits for the sale of electric power to local utility operators. The Company's primary performance obligation is to satisfy contract agreements with subscribers and solar project developers. The Company evaluates each contract with customers to identify the performance obligations and determines whether revenue should be recognized over time or at a point in time

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent accounting pronouncements

There have been no material developments relating to recent accounting pronouncements, including the expected dates of adoption and estimated effects on the consolidated financial statements and footnote disclosures thereto, since those disclosed in the Annual Report.

(in U.S. Dollars)

3. LEASES

The Company may lease certain buildings and equipment. The determination of whether an arrangement is a lease is made at the lease's inception. Operating leases are included in operating lease right-of-use (ROU) assets and operating lease liabilities on the balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company calculates operating lease liabilities with an incremental borrowing rate based on the information available at lease commencement. All lease and non-lease components are accounted for separately for all leases. Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no lease asset or liability recognized. The Company does not have any significant outstanding leases as of December 31, 2025 and 2024.

4. CONCENTRATION OF CREDIT RISK

The Company has concentrated its credit risk for cash by maintaining all of its deposits in one bank. The United States Federal Deposit Insurance Corporation ("FDIC") insures each depositor for up to $250,000. Cash and cash equivalents as of December 31, 2025 and 2024 is $242,796 and $1,261,043 respectively.

5. INVESTMENTS

Investments in NetZero Entities and Ownership Structure
As of December 31, 2025 and 2024, the Company held ownership interests in multiple NetZero-related entities engaged in vehicle-to-grid technology development, microgrid solutions, and EV infrastructure. The Company evaluates each of its investments for consolidation under ASC 810, Consolidation, including the variable interest entity (“VIE”) model. For investments where the Company does not have a controlling financial interest or is not the primary beneficiary of a VIE, the Company accounts for the investment under ASC 323, Equity Method, or ASC 321, Investments – Equity Securities, depending on the level of influence. Carrying values of these investments is $100,909 as of December 31, 2025 and losses for the year pertains to losses on account of equity method.

NetZero Microgrid Solutions, LLC
As of December 31, 2025 and 2024, the Company held an equity interest in NetZero Microgrid Solutions, LLC, representing 28.5% of the membership interests in 2024 and 48.6% in 2025. The Company is not the managing member and does not possess substantive participating rights over the operating or financial policies of the entity. Accordingly, management concluded that it does not have a controlling financial interest. The investment is accounted for under the equity method due to the Company’s ability to exert significant influence over the entity’s operations.

NetZero V2G Technologies, LLC
As of December 31, 2025 and 2024, the Company owned 7.5% and 16.7%, respectively, of NetZero V2G Technologies, LLC, whose managing member is NetZero Microgrid Solutions, LLC. The investment is accounted for under the equity method due to the Company’s ability to exert significant influence over the entity’s operations.

NetZero EV Infrastructure Fund I, LLC
The Company is a limited partner in NetZero EV Infrastructure Fund I, LLC, holding a 40% limited partner interest during both 2025 and 2024. The investment is accounted for under the equity method due to the Company’s ability to exert significant influence over the entity’s operations.

(in U.S. Dollars)

6. INVESTMENT IN SAFE

The Company has invested in Simple Agreements for Future Equity ("SAFEs") issued by privately held companies in August 2023. SAFEs represent a contractual right to receive equity interests in the issuing company upon the occurrence of a future equity financing or other specified conversion events. SAFEs do not represent current ownership interests, do not provide voting rights, and do not have stated maturity dates or repayment obligations.

The Company accounts for its SAFE investments as equity securities without readily determinable fair values / other investments and records them at cost, less impairment, with adjustments for observable price changes in orderly transactions for identical or similar instruments of the same issuer, if any, in accordance with ASC 321, Investments—Equity Securities. As of balance sheet date, the Company has not identified any observable price changes requiring remeasurement.

As of December 31, 2025 and 2024, the carrying amount of the Company's SAFE investments was $200,000. No indicators of impairment were considered by the management.

7. LONG TERM DEBT

During 2025, the Company entered into a promissory note financing arrangement in connection with a Regulation Crowdfunding ("Reg CF") offering. Under the terms of the financing, the Company issued unsecured/subordinated promissory notes to investors through the Climatize platform, with Climatize Earth Securities LLC serving solely as the Administrative Agent on behalf of the noteholders.

The notes mature 60 months from their issuance date and bear interest at the contractual rate specified in the respective note agreements. Interest is payable in accordance with the payment terms established in the financing documents, with the outstanding principal due upon maturity unless prepaid or otherwise settled in accordance with the agreement.

As of December 31, 2025, the outstanding principal balance of the notes was $484,080. Management believes the Company was in compliance with the material provisions of the financing agreement as of December 31, 2025.

8. EQUITY

The Company is authorized to issue 250,000 shares of common stock, par value $0.001 per share.

Effective January 13, 2025, the Company amended and restated its Certificate of Incorporation and effected a 100-for-1 forward stock split, whereby each outstanding share of the Company's existing common stock was automatically reclassified and split into 100 shares of common stock. The stock split did not change the aggregate amount of the Company's stockholders' equity.

All share and per-share amounts presented in the financial statements have been retrospectively adjusted, as applicable, to reflect the effect of the stock split.

(in U.S. Dollars)

Common Stock

Holders of common stock are entitled to one vote per share and to receive dividends when and if declared by the Board of Directors. In the event of liquidation, common stockholders are entitled to share in any remaining assets after settlement of the Company's liabilities.

As of December 31, 2025 and 2024, after giving retrospective effect to the 100-for-1 forward stock split, the Company had 148,500 shares of common stock issued and outstanding.

Omnibus Equity Option Plan

During 2025, the Company established an Omnibus Equity Option Plan (the "Plan"), under which 25,000 shares of common stock were reserved for issuance to eligible employees and other service providers.

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation—Stock Compensation*. Stock options are measured at fair value on the grant date, and compensation expense is recognized over the requisite service period of the respective awards. The Company recognizes forfeitures as they occur.

During 2025, the Company granted options to purchase an aggregate of 12,750 shares of common stock at an exercise price of $187.33 per share. Certain awards were fully vested, while other awards vest over their respective service periods.

The fair value of the options granted during 2025 was estimated using the Black-Scholes-Merton option-pricing model. Significant assumptions used in determining the fair value of the options included an estimated fair value of the Company's common stock of $187.33 per share, expected volatility of 65%, expected terms ranging from approximately 5.0 to 6.6 years, risk-free interest rates ranging from approximately 4.6% to 4.7%, and an expected dividend yield of 0%.

Stock option activity for the year ended December 31, 2025 was as follows:

	Number of Options	Weighted-Average Exercise Price
Outstanding at January 1, 2025	—	$—
Granted	12,750	$187.33
Exercised	—	—
Forfeited or expired	—	—
Outstanding at December 31, 2025	12,750	$187.33
Vested at December 31, 2025	9,187	$187.33

The total grant-date fair value of stock options granted during 2025 was approximately $1,472,000. The Company recognized approximately $1,038,000 of stock-based compensation expense for the year ended December 31, 2025, with a corresponding increase in additional paid-in capital.

As of December 31, 2025, approximately $435,000 of unrecognized stock-based compensation cost related to unvested options remained. The unrecognized compensation cost is expected to be recognized over a weighted-average remaining requisite service period of approximately 2.0 years.

As of December 31, 2025, 12,250 shares remained available for future issuance under the Plan.

(in U.S. Dollars)

9. RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Company has certain loans from shareholders for amount $411,500 as of December 31, 2025. The loan carries interest rate at the applicable federal rate for annual compounding ("AFR") for the month and the maturity date for these loans are in 2027 hence and are considered long term in nature.

10. COMMITMENTS AND CONTINGENCIES

The Company does not have any significant commitments or contingencies as of December 31, 2025 and 2024.

11. GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has operating losses, accumulated deficit, and negative cash flows from operations in 2025.

Management has entered into two new development partnership agreements and has prepared cash flow forecasts that incorporate the expected revenues and related cash inflows from these arrangements. Based on these forecasts, management believes the Company will generate sufficient cash flows to meet its obligations and fund operations for at least one year from the date the consolidated financial statements are issued. Because these plans are substantially within management's control and are considered probable of being effectively implemented, management believes they are sufficient to mitigate the conditions that raised substantial doubt about the Company's ability to continue as a going concern. Accordingly, management has concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty. Such adjustments could include changes to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

12. SUBSEQUENT EVENTS

Green Bridge Corporation has evaluated subsequent events through September 24, 2026, which is the date these consolidated financial statements were available to be issued. All subsequent events requiring recognition as September 24, 2026 have been incorporated into these consolidated financial statements. No such events were identified at the time of release of these financial statements.

(in U.S. Dollars)

13. RESTATEMENT OF SUBSEQUENTLY ISSUED FINANCIAL STATEMENTS

Subsequent to the issuance of the Company's financial statements for the year ended December 31, 2025, management identified certain matters related to the Company's equity structure and stock-based compensation arrangements that had not been appropriately reflected in the previously issued financial statements.

During 2025, the Company adopted an Omnibus Equity Option Plan and granted options to purchase 12,750 shares of common stock. In addition, effective January 13, 2025, the Company amended and restated its Certificate of Incorporation, increased the number of authorized shares of common stock to 250,000 shares with a par value of $0.001 per share, and effected a 100-for-1 forward stock split. The previously issued financial statements did not reflect stock-based compensation expense associated with the stock options granted during 2025 and did not appropriately reflect certain changes to the Company's capital structure resulting from the amended Certificate of Incorporation and forward stock split.

Management subsequently evaluated the stock option awards in accordance with ASC 718, Compensation—Stock Compensation. Based on that evaluation, the Company determined that approximately $1,037,726 of stock-based compensation expense should have been recognized for the year ended December 31, 2025, with a corresponding increase in additional paid-in capital.

Accordingly, the accompanying financial statements have been restated to correct these matters. The correction increased stock-based compensation expense and the Company's net loss for the year ended December 31, 2025 by $1,037,726 and increased additional paid-in capital by the same amount. Because the adjustment represents an increase in additional paid-in capital with a corresponding reduction in retained earnings, the correction had no effect on total stockholders' equity or cash flows as of and for the year ended December 31, 2025.

The Company's common stock and related share information have also been revised to reflect the 100-for-1 forward stock split and the amended capital structure. All share and per-share amounts presented in the accompanying financial statements have been retrospectively adjusted, as applicable, to reflect the forward stock split.

(in U.S. Dollars)

The effects of the restatement on the previously reported financial statements are summarized below:

	As Previously Reported	Adjustment	As Restated
Statement of Operations			
Stock-based compensation expense	$—	$1,037,726	$1,037,726
Net loss	$(1,306,009)	$(1,037,726)	$(2,343,735)
Statement of Stockholders' Equity			
Additional paid-in capital*	$878,110	$1,037,577	$1,915,687
Common stock*	—	149	149
Accumulated deficit	$568,214	$(2,343,735)	$(1,775,521)
Total stockholders' equity	$140,315	$—	$140,315

**Includes the effect of establishing $0.001 par value for the Company's common stock and the related reclassification between common stock and additional paid-in capital.*
The accompanying financial statements and related notes have been revised, where applicable, to reflect these corrections.